SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 21, 2007

THE PEOPLES BANCTRUST COMPANY, INC.

(Exact name of Registrant as Specified in Charter)

Alabama	0-13653	63-0896239
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

310 Broad Street, Selma, Alabama 36701

(Address of Principal Executive Offices)

(334) 875-1000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01	Entry Into a Material Definitive Agreement.

On May 21, 2007, The Peoples BancTrust Company, Inc. (“PBTC”) and BancTrust Financial Group, Inc. (“BTFG”) announced that they would combine pursuant to an Agreement and Plan of Merger (the “Agreement”) dated as of May 21, 2007. Subject to the terms and conditions of the Agreement, PBTC will merge with and into BTFG (the “Merger”), with the combined company retaining BTFG’s corporate name.

Subject to the terms and conditions of the Agreement, which has been unanimously approved by the boards of directors of both companies, upon the completion of the Merger and subject to certain pricing collars, PBTC shareholders will receive aggregate consideration of $25.50 per share of PBTC common stock, to consist of a combination of $6.375 in cash and BTFG common stock. The $6.375 cash consideration is fixed; the BTFG common stock issuable in the Merger fluctuates within certain collars. Accordingly, PBTC shareholders may receive aggregate consideration greater or less than $25.50 per share of PBTC common stock, depending on the 10-day average closing price of BTFG common stock shortly before the closing of the transactions.

Under the pricing collars, if the 10-day average closing price of BTFG common stock two trading days prior to closing (the “10-Day Average”) is between $18.019 and $21.428, inclusive, then PBTC shareholders will receive $6.375 in cash, and $19.125 of BTFG common stock based on the 10-Day Average.

If the BTFG 10-Day Average is greater than $21.428 and less than or equal to $26.471, then PBTC shareholders will receive $6.375 in cash and 0.8925 shares of BTFG Common Stock.

If the BTFG 10-Day Average is less than $18.019, then PBTC shareholders will receive $6.375 in cash and 1.0614 shares of BTFG common stock. PBTC has the right to terminate if the 10-Day Average is less than $15.584.

If the 10-Day Average is greater than $26.471, then shareholders of PBTC will receive $6.375 in cash, and $23.625 of BTFG common stock based on the 10-Day Average. The total per share consideration for PBTC common stock is capped at $30.

Each option to purchase PBTC common stock which is outstanding and unexercised immediately prior to the Merger will automatically become vested and will be cancelled and converted into the right to receive a cash payment equal to the difference between the dollar value of the Merger consideration and the exercise price of the stock option.

The Agreement contains representations, warranties and covenants of PBTC and BTFG, including, among others, covenants (i) to conduct their respective businesses in the ordinary course during the period between the execution of the Agreement and consummation of the Merger and (ii) not to engage in certain kinds of transactions during such period. The board of directors of each company has adopted a resolution recommending the approval and adoption of the Agreement by its respective shareholders, and each party has agreed to hold a shareholder meeting to put these matters before their shareholders for their consideration. Each party has also agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

Consummation of the Merger is subject to various conditions, including (i) the ability of BTFG to obtain suitable financing to fund the cash portion of the transaction, approximately $38 million, either through the issuance and sale of trust preferred securities, a loan, other securities offering or combination thereof; (ii) requisite approvals of the holders of PBTC and BTFG common stock, (iii) receipt of regulatory approvals, (iv) the absence of any law or order prohibiting the closing, and (v) effectiveness of the Registration Statement on Form S-4 relating to the BTFG common stock to be issued in the Merger and listing of the BTFG common stock to be issued in the Merger on the NASDAQ Global Market. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including (i) the accuracy of the representations and warranties of the other party, (ii) compliance of the other party with its covenants in all material respects and (iii) the delivery of an opinion from counsel to BTFG relating to the U.S. federal income tax treatment of the Merger.

Each of the individual directors of BTFG and PBTC has executed and delivered a support agreement to vote all of the director’s shares in favor of the Agreement and the Merger. In addition, members of a group of shareholders of PBTC called “Stockholders for Progress” also have executed and delivered to BTFG support agreements agreeing to vote in favor of the transaction and granting proxies to BTFG to vote their shares of PBTC common stock in favor of the transaction.

The Agreement contains certain termination rights for both BTFG and PBTC.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 2.1 hereto and is hereby incorporated into this report by reference.

The Agreement, which has been included to provide investors with information regarding its terms, contains representations and warranties of each of BTFG and PBTC. The assertions embodied in those representations and warranties were made for purposes of the Agreement and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of the Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what a shareholder might view as material, or may have been used for purposes of allocating risk.

Additional Information About This Transaction

The Agreement will be submitted to BTFG’s and PBTC’s shareholders for their consideration. BTFG will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company’s shareholders, and each of BTFG and PBTC may file other relevant documents concerning the Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about BTFG and PBTC, at the SEC’s website (http://www.sec.gov). You will be able to obtain these documents, free of charge, by accessing BTFG’s website (http://www.btfginc.com) under the tab “Investor” and then under the heading “Annual Report”, or by accessing PBTC’s website (http://www.peoplesbt.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

ITEM 9.01	Financial Statement and Exhibits.

(a)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of May 21, 2007, between PBTC and BTFG.

2.2	Form of Support Agreement – BTFG directors.

2.3	Form of Support Agreement – PBTC directors.

2.4	Form of Support Agreement – Stockholders for Progress.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 22, 2007	THE PEOPLES BANCTRUST COMPANY, INC.

	By:	/s/ Don J. Giardina
	Name:	Don J. Giardina
	Title:	President and Chief Executive Officer